1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

September 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-196436; 814-00967

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (File Number 333-196436) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) pursuant to a telephone call on August 22, 2014 between Edward P. Bartz of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Amendment No. 1 to the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 (the “Securities Act”) with respect to any offering of some combination of common stock, preferred stock, or debt securities together.

Response: As requested by the Staff, the Fund is including such an undertaking in Part C of the Registration Statement.

2.	Please state in the section “Risk Factors — Risks Relating to an Investment in our Common Stock — There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.” that a return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gains.

Response: As requested, the Fund has added disclosure in the Registration Statement regarding the fact that a return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gains.

United States Securities and Exchange Commission September 3, 2014 Page 2

3.	Pursuant to Rule 19a-1 under the Investment Company Act, please provide shareholders with a good faith estimate of the return of capital portion of quarterly distributions in future SEC filings and communications with shareholders.

Response: The Fund disclosed in its Quarterly Reports on Form 10-Q for first and second quarters that, based upon its income and distributions through March 31, 2014 and June 30, 2014, respectively, it expected to report that a portion of its distributions for the year would include a return of capital. The Fund hereby agrees to provide a good faith estimate of the portion of each distribution that comprises a return of capital in subsequent disclosures to stockholders, including in periodic filings on Forms 10-K and 10-Q under the Securities Exchange Act, in registration statements filed with the Commission in respect of future securities offerings and in communications provided to stockholders regarding distributions.

Please also revise the “Dividend & Tax Information” section of the Fund’s website to use the term “Distribution” rather than “Dividend” whenever a return of capital is included. Please also include the return of capital portion of each prior distribution for which the actual amount of such portion has been determined.

Response: As requested, the Fund has revised its website to replace “Dividend” with “Distribution” where applicable and has disclosed the return of capital portion of each historical distribution for which the actual amount of such portion has been determined.

4.	In future financial statements, please disclose on the Statement of Operations the gross amount of advisory fees incurred with a separate line disclosing the waived amounts of advisory fees. See Regulation S-X Rule 6-07.2(g).

Response: As requested, in its future financial statements, the Fund will disclose on its Statement of Operations the gross amount of advisory fees incurred with a separate line disclosing the waived amounts of advisory fees.

5.	Please file as an exhibit to your next pre-effective amendment a revised legality opinion consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011). Under Staff Legal Bulletin No. 19, the Staff will not accept any limitation on reliance. Accordingly, please delete the sentence “This opinion letter has been prepared for your use solely in connection with the Registration Statement.”

Response: As requested, the Fund has filed with Amendment No. 2 a revised, executed legality opinion and related consent of counsel consistent with Staff Legal Bulletin No. 19.

United States Securities and Exchange Commission September 3, 2014 Page 3

6.	Please file as exhibits to your next pre-effective amendment forms of prospectus supplements for each particular type of security the Fund expects to offer.

Response: As requested, the Fund has filed with Amendment No. 2 forms of prospectus supplements for each type of security registered pursuant to the Registration Statement.

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The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP